[Mutual Funds, Inc.]

Sub-Item 77D:  Policies with respect to security investments

The Hartford International Small Company Fund

Pursuant to a prospectus supplement dated September 1, 2005, The Hartford International Small Company Fund (the Fund) made a change to its investment policy. As of December 1, 2005, the Fund has modified its definition of small capitalization companies to companies with market capitalizations within the range of the S&P/Citigroup Extended Market Euro-Pacific Index.

The Hartford Select MidCap Value Fund

Pursuant to a prospectus supplement dated September 1, 2005, The Hartford Select MidCap Value Fund (the Fund) has modified its definition of mid-capitalization companies. As of December 1, 2005, the Fund defines mid-capitalization companies as companies with a market capitalization no lower than the lowest market capitalization of companies in the Russell MidCap Index and no higher than three times the weighted average market capitalization of companies in the Russell Midcap Index.